EXHIBIT 12.1

APOGENT TECHNOLOGIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,					Six Months Ended March 31, 2003
	1998	1999	2000	2001	2002
Fixed Charges:
Interest expense	$35,270	$41,228	$49,584	$48,820	$40,737	$20,578
Deferred financing	151	224	521	472	3,461	1,741
1/3 Rental expense	1,343	2,235	2,905	3,575	4,467	1,931

	$36,764	$43,687	$53,010	$52,867	$48,665	$24,250
Earnings:
Pre tax income from continuing operations	$85,789	$119,333	$134,759	$166,894	$205,311	$95,397
Add: Fixed charges	36,764	43,687	53,010	52,867	48,665	24,250
Earnings	122,553	163,020	187,769	219,761	253,976	119,647
Ratio of Earnings to Fixed Charges	3.3x	3.7x	3.5x	4.2x	5.2x	4.9x

Rental Expense	$4,028	$6,704	$8,716	$10,725	$13,402	$5,792